As filed with the Securities and Exchange Commission on October 18, 2005	Registration No. Registration No. 811-2513

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 and Amendment to REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Variable Annuity Account C of ING Life Insurance and Annuity Company

ING Life Insurance and Annuity Company

151 Farmington Avenue, TS31, Hartford, Connecticut 06156

Depositor's Telephone Number, including Area Code: (860) 723-2239

Michael A. Pignatella, Counsel
ING US Legal Services
151 Farmington Avenue, TS31, Hartford, Connecticut 06156
(Name and Address of Agent for Service)

Approximate date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:

Flexible premium individual variable ING express Variable Annuity deferred annuity contracts

ING Life Insurance and Annuity Company and its Variable Annuity Account C
Supplement dated December __, 2005

This supplement amends certain information contained in the most recent variable annuity contract prospectus. Please read it carefully and keep it with your variable annuity contract prospectus for future reference.

______________________________________________________________________

The "Regulatory Matters" sub-section of the prospectus is hereby deleted and replaced with the following:
Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Fund Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares, revenue sharing and directed brokerage, compensation, sales practices and suitability, arrangements with service providers, pricing, compliance and controls, and adequacy of disclosure.

In addition to responding to governmental and regulatory requests on fund regulatory issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

As previously reported, ING Funds Distributors, LLC ("IFD"), the distributor of certain ING Funds (U.S.) and an affiliate of the Company, received notice from the staff of the National Association of Securities Dealers ("NASD") that the staff made a preliminary determination to recommend disciplinary action against IFD and one of its registered persons for violations of the NASD Conduct Rules and federal securities laws in connection with certain frequent trading arrangements.

In September of 2005 IFD settled an administrative proceeding with the NASD regarding these arrangements. Under the terms of the Letter of Acceptance, Waiver and Consent ("AWC") with the NASD, under which IFD neither admitted nor denied the allegations or findings, IFD consented to the following sanctions: (i) a censure; (ii) a fine of $1.5 million; (iii) restitution of approximately $1.44 million to certain ING Funds (U.S.) for losses attributable to excessive trading described in the AWC; and (iv) agreement to make certification to the NASD regarding the review and establishment of certain procedures. IFD's settlement of this administrative proceeding is not material to the Company.

Other regulators, including the Securities and Exchange Commission ("SEC") and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigation of ING relating to fund trading. The potential outcome of such action is difficult to predict but could subject certain affiliates

X.REGCexpress-05	Page 1 of 2	December 2005

to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Other Regulatory Matters

The New York Attorney General and other regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives, potential conflicts of interest, potential anti-competitive activity, marketing practices, certain financial reinsurance arrangements, and disclosure. It is likely that the scope of these investigations will further broaden before the investigations are concluded. U.S. affiliates of ING have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

X.REGCexpress-05	Page 2 of 2	December 2005

CONTRACT PROSPECTUS - DECEMBER __, 2005 ING EXPRESS VARIABLE ANNUITY

The Contracts. The contracts described in this prospectus are flexible premium individual variable ING express Variable Annuity deferred annuity contracts issued by ING Life Insurance and Annuity Company (the Company, we, us, our). They are issued to you, the contract owner, on a nonqualified basis ("nonqualified contracts"), or in connection with retirement arrangements qualifying for special treatment under section 403(b) ("403(b) contracts"), section 408(b) ("IRA contracts"), section 408(k) ("SEP IRA contracts") and section 408A ("Roth IRA contracts") of the Internal Revenue Code of 1986, as amended (Tax Code).

Why Reading this Prospectus Is Important. This prospectus contains facts about the contract and its investment options that you should know before purchasing. This information will help you decide if the contract is right for you. Please read this prospectus carefully and keep it for future reference.

Table of Contents ... page 3

Investment Options. The contracts offer variable investment options. When we establish your contract you instruct us to direct contract dollars to any of the available options. Some investment options may be unavailable through certain contracts or plans, or in some states.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C, a separate account of the Company. Each subaccount invests in one of the mutual funds listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. The funds in which the subaccounts invest have various risks. Information about the risks of investing in the funds is located in the "Investment Options" section on page 9, in Appendix I - Description of Underlying Funds, and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

This prospectus describes only the investment options offered through the separate account.

Availability of Features. Not all features are available in all states. Some funds may be unavailable through certain contracts and plans or in some states.

Getting Additional Information. You may obtain the December __, 2005 Statement of Additional Information (SAI) about the separate account without charge by calling us at 1-800-262-3862 or writing us at the address listed in the "Contract Overview-Questions: Contacting the Company" section of the prospectus. The Securities and Exchange Commission (SEC) also makes available to the public reports and information about the separate account and the funds. Certain reports and information, including this prospectus and SAI, are available on the EDGAR Database on the SEC web site, www.sec.gov, or at the SEC Public Reference Room in Washington, D.C. You may call 1-202-942-8090 or 1-800-SEC-0330 to get information about the operations of the Public Reference Room. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. The SAI table of contents is listed on page 42 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

The contracts are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the FDIC. The contracts are subject to investment risk, including the possible loss of the principal amount of your investment.

CONTRACT PROSPECTUS - DECEMBER __, 2005 (continued)

The Funds

ING American Century Large Company Value Portfolio (Adviser Class)

ING American Century Select Portfolio (Adviser Class)

ING American Century Small Cap Value Portfolio (Adviser Class)

ING Baron Small Cap Growth Portfolio (Adviser Class)

ING Fundamental Research Portfolio (Adviser Class)

ING Goldman Sachs® Core Equity Portfolio (Adviser Class)

ING JPMorgan Emerging Markets Equity Portfolio (Adviser Class)

ING JPMorgan Fleming International Portfolio (Adviser Class)

ING JPMorgan Mid Cap Value Portfolio (Adviser Class)

ING MFS Capital Opportunities Portfolio (Adviser Class)

ING MFS Total Return Portfolio (Adviser Class)

ING Oppenheimer Global Portfolio (Adviser Class)

ING Oppenheimer Strategic Income Portfolio (Adviser Class)

ING PIMCO Total Return Portfolio (Adviser Class)

ING Salomon Brothers Aggressive Growth Portfolio (Adviser Class)

ING Salomon Brothers Large Cap Growth Portfolio (Adviser Class)

ING Solution 2015 Portfolio (Adviser Class)[1]

ING Solution 2025 Portfolio (Adviser Class)[1]

ING Solution 2035 Portfolio (Adviser Class)[1]

ING Solution 2045 Portfolio (Adviser Class)[1]

ING Solution Income Portfolio (Adviser Class)[1]

ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Adviser Class)

ING T. Rowe Price Equity Income Portfolio (Adviser Class)

ING T. Rowe Price Growth Equity Portfolio (Adviser Class)

ING Van Kampen Comstock Portfolio (Adviser Class)

ING Van Kampen Equity and Income Portfolio (Adviser Class)

ING VP Index Plus LargeCap Portfolio (Class S)

ING VP Index Plus MidCap Portfolio (Class S)

ING VP Index Plus SmallCap Portfolio (Class S)

ING VP International Equity Portfolio (Class S)

ING VP International Value Portfolio (Class S)

ING VP MidCap Opportunities Portfolio (Class S)

ING VP Money Market Portfolio (Class I)

ING VP Small Company Portfolio (Class S)

ING VP SmallCap Opportunities Portfolio (Class S)

1 These portfolios are structured as fund of funds that invest directly in shares of underlying funds. See "Fees - Fund Fees and Expenses" for additional information.

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TABLE OF CONTENTS

Contract Overview:	4
Contract Design
Who's Who
The Contract and Your Retirement Plan
Contract Facts
Questions: Contacting the Company (sidebar)
Sending Forms and Written Requests in Good Order (sidebar)
Contract Phases: The Accumulation Phase, The Income Phase	5
Fee Table	6
Condensed Financial Information	9
Investment Options	9
Transfers Among Investment Options	10
Purchase and Rights	12
Right to Cancel	14
Fees	15
Your Contract Value	18
Withdrawals	20
Loans	21
Systematic Withdrawals	21
Death Benefit	22
The Income Phase	23
Taxation	25
Contract Distribution	35
Other Topics	38

The Company - Variable Annuity Account C - Performance Reporting - Voting Rights - Contract Modifications - Legal Matters and Proceedings - Payment Delay or Suspension - Transfers, Assignments or Exchanges of a Contract - Involuntary Terminations - Reports to Owners - Regulatory Matters

Contents of the Statement of Additional Information	42
Appendix I - Description of Underlying Funds	43

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Contract Overview

Questions: Contacting the Company. To answer your questions, contact your sales representative or write or call us at our administrative service center.

ING
USFS Customer Service
Defined Contribution
Administration, TS21
151 Farmington Avenue
Hartford, CT 06156-1277

1-800-262-3862

Our administrative service center has primary responsibility for administering the contracts and the separate account. The administrative services we provide include, but are not limited to, contract issuance, record maintenance, customer service, valuation and reporting.

Sending Forms and Written Requests in Good Order.

If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order." Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon requests that are received in good order.

The following is intended as a summary. Please read each section of this prospectus for additional detail.
Contract Design

The contracts described in this prospectus are individual variable annuity contracts. They are intended to be retirement savings vehicles that offer a variety of investment options to help meet long-term financial goals and provide for a death benefit and guaranteed income options. The term "contract" in this prospectus refers to individual variable annuity contracts.

Who's Who

Contract Owner: The person (or non-natural owner) to whom we issue the contract. Generally, you. The contract owner has all rights under the contract.

We (the Company): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail, please review "Purchase and Rights."

The Contract and Your Retirement Plan

The contracts may be issued as nonqualified contracts, or for use with retirement arrangements under Tax Code sections 403(b), 408(b), 408(k), or 408A of the Tax Code (qualified contracts).

Use of an Annuity Contract in a Retirement Arrangement. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 403(b) annuity or an IRA under 408(b), 408(k), or 408A), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified arrangement itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Purchase and Rights."

Contract Facts
Free Look/Right to Cancel. You may cancel your contract within ten days (some states require more than ten days) of receipt. See "Right To Cancel."
Death Benefit. Your beneficiary may receive a financial benefit in the event of your death prior to the income phase.

Withdrawals. During the accumulation phase you may withdraw all or part of your contract value. Certain fees and taxes may apply. In addition, the Tax Code restricts full and partial withdrawals in some circumstances. See "Withdrawals."

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Systematic Withdrawals. These are made available for you to receive periodic withdrawals from your contract, while retaining the contract in the accumulation phase. See "Systematic Withdrawals."

Loans. If allowed by the contract, loans may be available during the accumulation phase. These loans are subject to certain restrictions. See "Loans."

Fees and Expenses. Certain fees and expenses are deducted from the value of your contract. See "Fee Table" and "Fees."

Taxation. Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Taxation."

Contract Phases
I. The Accumulation Phase (accumulating dollars under your contract)

STEP 1: You provide us with your completed application and initial purchase payment. We issue you a contract and credit that contract with your initial purchase payment.

STEP 2: You direct us to invest your purchase payment in one or more of the variable investment options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

STEP 3: Each subaccount you select purchases shares of its assigned fund.

Payments to Your Contract
Step 1 â
ING Life Insurance and Annuity Company
Step 2 â
Variable Annuity Account C Variable Investment Options
The Subaccounts
A	B	Etc.
Step 3 â
Mutual Fund A	Mutual Fund B

II. The Income Phase (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract you may select from the options available (see "The Income Phase"). In general, you may receive monthly income phase payments over your life time.

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Fee Table

In this Section:

  Maximum Contract Owner Transaction Expenses
  Annual Maintenance Fee
  Maximum Separate Account Annual Expenses
  Total Annual Fund Operating Expenses
  Fees Deducted by the Funds
  Hypothetical Examples

Also see the "Fees" section for:

  How, When and Why Fees are Deducted
  Redemption Fees
  Reduction, or Elimination of Certain Fees
  Premium and Other Taxes

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes may also be deducted. See "The Income Phase" for fees that may apply after you begin receiving payments under the contract.

Maximum Contract Owner Transaction Expenses

Transfer Charge[1] ...............................................................$25.00

Loan Processing Fee[2] ..........................................................$25.00

Loan Interest Rate Spread (per annum)[3] 3.0%

1 We do not currently impose a charge for transfers between subaccounts. However, we reserve the right to assess a $25 charge on any transfer after the 12th transfer in a contract year or to limit the number of transfers, including transfers made under the account rebalancing program or dollar cost averaging program.

2 This is the maximum fee we would charge. We are not currently charging this fee. See "Loans."

3 This is the difference between the rate applied and the rate credited on loans under your contract. Currently the loan interest rate spread is 2.5% per annum; however we reserve the right to apply a spread of up to 3.0% per annum. As of December __,

2005, we are applying a rate of 5.5% per annum and crediting 3% per annum. These rates are subject to change. See "Loans."

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Annual Maintenance Fee4 $40.00

Maximum Separate Account Annual Expenses

(as a percentage of average contract value)

Mortality and Expense Risk Charge .0.35%

Total Maximum Separate Account Annual Expenses 0.35%

4 We reserve the right to waive the annual maintenance fee under certain circumstances. We currently waive the charge if the contract value exceeds $25,000 on the date this fee is deducted. However, we reserve the right to reinstate the fee on contracts qualifying for this waiver.

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The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses* (expenses that are deducted from fund assets, including management fees and other expenses)	Minimum 0.34%	Maximum 2.02%

* After taking into account any contractual fee waiver or expense reimbursement arrangements, the minimum and maximum total fund operating expenses would be 0.34% and 1.90%, respectively. Neither the fund having the minimum expense percentage nor the fund having the maximum expense percentage is subject to a contractual fee waiver or expense reimbursement arrangement.

Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impacts the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees - Fund Fees and Expenses" for additional information.

In the case of fund companies affiliated with the Company, where the Company or an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the Company or other affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser, including the Company. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

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Hypothetical Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include separate account annual expenses including the annual maintenance fee of $40 (converted to a percentage of assets equal to 0.08%) and fund fees and expenses.

Example 1: The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds available as variable investment options. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year $248	3 Years $764	5 Years $1,306	10 Years $2,786

Example 2: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the minimum fees and expenses of any of the funds available. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year $79	3 Years $246	5 Years $428	10 Years $954

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Condensed Financial Information

Understanding Condensed Financial Information. As of the date of this prospectus we had not begun selling the contracts and the subaccounts did not have any assets attributable to the contracts. Therefore, no condensed financial information is presented herein.

Investment Options

Variable Investment Options. The contracts offer variable investment options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C, a separate account of the Company. Each subaccount invests in a specific mutual fund. You do not invest directly in or hold shares of the funds.

  Mutual Fund (fund) Descriptions: We provide brief descriptions of the funds in Appendix I. Refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from our administrative service center at the address and phone number listed in "Contract Overview-Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Selecting Investment Options

  Choose options appropriate for you. Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.

  Understand the risks associated with the options you choose. Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.

  Be informed. Read this prospectus, the fund prospectuses and Appendix I.

Limits on Availability of Options. We may add, withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements. See "Other Topics-Contract Modifications - Addition, Deletion or Substitution of Fund Shares." Some subaccounts may not be available in all contracts or in some states.

Limits on How Many Investment Options You May Select. Generally you may select no more than 18 investment options during the accumulation phase of your contract. Each subaccount selected counts towards this 18 investment option limit.

Limits Imposed by Underlying Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

Reinvestment. The funds described in this prospectus have, as a policy, the distribution of income, dividends and capital gains. There is, however, an automatic reinvestment of such distributions under the contracts described in this prospectus.

Insurance-Dedicated Funds. (Mixed and Shared Funding)

The funds described in this prospectus are available only to insurance companies for their variable contracts. Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

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"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

  Mixed-bought for annuities and life insurance.

  Shared-bought by more than one company.

It is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract owner and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts which may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract owners and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account C from participation in the funds which are involved in the conflict.

Transfers Among Investment Options

During the accumulation phase you may transfer amounts among the available subaccounts. We do not currently charge a transfer fee. However, we reserve the right to charge a fee of $25 for each transfer after the 12th transfer in a contract year and to limit the number of transfers.

Transfer Requests. Subject to limits on frequent or disruptive transfers, transfer requests may be made in writing, by telephone, or, where available, electronically, as well as under the dollar cost averaging and automatic reallocations programs.

Limits Imposed by Underlying Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

Limits on Frequent or Disruptive Transfers. The contract is not designed to serve as a vehicle for frequent trading. Frequent trading can disrupt management of a fund and raise its expenses through: 1) increased trading and transaction costs; 2) forced and unplanned portfolio turnover; 3) lost opportunity costs; and 4) large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners. This in turn can have an adverse effect on fund performance. Accordingly, individuals or organizations that use market-timing investment strategies and make frequent transfers should not purchase the contract.

We monitor transfer activity. With regard to frequent transfers, in the event that an individual's or organization's transfer activity:

1) exceeds our then-current monitoring standard for frequent trading;

2) is identified as problematic by an underlying fund even if the activity does not exceed our monitoring standard for frequent trading; or

3) if we determine in our sole discretion that such transfer activity may not be in the best interests of other contract owners,

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we will take the following actions to deter such transfer activity. Upon the first violation, we will send a one time warning letter. A second violation will result in the suspension of trading privileges via facsimile, telephone, email and Internet, and limit trading privileges to submission by regular U.S. mail for a period of six months. At the end of that period, trading privileges will be reinstated. If there is another violation after such rights are reinstated, we will suspend such privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if such transfer activity is initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple contract owners, we will also take the following actions, without prior notice: (1) not accepting transfer instructions from an agent acting on behalf of more than one contract owner; and (2) not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract owner at a time.

Our current definition of frequent trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether trading activity is excessive. We reserve the right to modify our general standard, or the standard as it may apply to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify such standard, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

In addition, if, due to the excessive dollar amounts of trades, even though not within our then current definition of frequent trading, an individual's or organization's transfer activity is determined, in our sole discretion, to be disruptive, we will take the same actions as are described above to limit frequent transfers.

The Company does not allow waivers to the above policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Value of Your Transferred Dollars. The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at our administrative service center or, if you are participating in the dollar cost averaging or automatic reallocation programs, after your scheduled transfer or reallocation.

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Telephone and Electronic Transactions: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and contract information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

The Dollar Cost Averaging Program. The contracts may provide you with the opportunity to participate in our dollar cost averaging program. Dollar cost averaging is a system for investing whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts which you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each contract year. To obtain an application form or additional information about this program, contact your sales representative or call us at the number listed in "Contract Overview-Questions: Contacting the Company."

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Dollar cost averaging is available only from the ING VP Money Market Portfolio, and you must have a minimum of $1,200 invested in the portfolio when you begin the program. The minimum amount of each transfer must be $100, and you must have enough invested in the portfolio for future transfers of at least $100 each. You must begin the dollar cost averaging program on the issue date of the contract. We reserve the right to discontinue, modify or suspend the dollar cost averaging program and to charge a processing fee not to exceed $25 for each transfer made under this program.

Dollar cost averaging is not available if you are participating in the account rebalancing program.

The Automatic Reallocation Program (Account Rebalancing). The contracts may provide you with the ability to participate in account rebalancing. Account rebalancing allows you to reallocate your contract value to match the investment allocations you originally selected by reallocating contract values from the subaccounts that have increased in value to those subaccounts that have declined in value or increased in value at a slower rate. We automatically reallocate your contract value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is currently no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each contract year. To obtain an application form or additional information about this program, contact your sales representative or call us at the number listed in "Contract Overview-Questions: Contacting the Company."

You must have a minimum contract value of $10,000 to participate in account rebalancing, and you must rebalance in whole percentages of no less than 1%. We reserve the right to discontinue, modify or suspend the account rebalancing program and to charge a processing fee not to exceed $25 for each reallocation between the subaccounts.

Account rebalancing is not available if you are participating in the dollar cost averaging program.

Purchase and Rights
Valuation Date: Any day that the New York Stock Exchange is open for trading.

Available Contracts. The contracts available for purchase are nonqualified contracts or contracts intended to qualify as tax-deferred annuities under Tax Code section 403(b), IRAs under Tax Code section 408(b), or Roth IRAs under Tax Code section 408A. The IRA may also be used as a funding option for a Simplified Employee Pension (SEP) plan under Tax Code section 408(k). The contracts are not available as a "Simple IRA" as defined in Tax Code section 408(p).

How to Purchase. The contract owner may purchase a contract from us by completing an application and making an initial purchase payment. Upon our approval we will issue a contract and set up an account for the contract owner under the contract.

For nonqualified contracts, the following purchase payment methods are allowed: One lump sum; Periodic payments; or Transfer under Tax Code section 1035.
For qualified contracts, the following purchase payment methods are allowed: One lump sum; Periodic payments (IRAs and Roth IRAs only); or Rollover or transfer payments, as permitted by the Tax Code.

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The minimum amount we will accept as a lump-sum purchase payment is $15,000. The maximum age at which you may purchase the contract is 80; you may make additional premium payments only up to the contract anniversary after your 86th birthday. We reserve the right to reject any purchase payment to an existing contract if the purchase payment, together with the contract value at the next valuation date, exceeds $1,000,000. Any purchase payment not accepted by the Company will be refunded.

If issued as a 403(b) tax-deferred annuity, the contract does not accept transfers from prior 403(b) plans that were subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Any reduction of the minimum initial or subsequent purchase payment amount will not be unfairly discriminatory against any person. We will make any such reduction according to our own rules in effect at the time the purchase payment is received. We reserve the right to change these rules from time to time.

Acceptance or Rejection of Your Application. We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application, only with your permission. If the application is rejected, we will notify you of the reasons and the application and any purchase payments will be returned to you.

Allocating Purchase Payments to the Investment Options. We will allocate your purchase payments among the investment options you select. Allocations must be in whole percentages and there are limits on the number of investment options you may select. When selecting investment options you may find it helpful to review the "Investment Options" section.

Factors to Consider in the Purchase Decision. The decision to purchase or participate in a contract should be discussed with your financial representative, making sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur. You should pay attention to the following issues, among others:

  Long-Term Investment - These contracts are long-term investments, and are typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan, or may expose you to tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in a contract. You should not participate in a contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59 1/2.

  Investment Risk - The value of investment options available under the contracts may fluctuate with the markets and interest rates. You should not participate in a contract in order to invest in these options if you cannot risk getting back less money than you put in.

  Features and Fees - The fees for these contracts reflect costs associated with the features and benefits they provide. As you consider a contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.

  Exchanges - If a contract will be a replacement for another annuity contract you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under the contract. You should consider whether these additional benefits justify any increased charges that might apply under these contracts. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

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Other Products. We and our affiliates offer various other products with different features and terms than these contracts that may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative.

Right to Cancel

When and How to Cancel. You may cancel your contract within ten days of receipt (some states require more than ten days) by returning it to our administrative service center or to your sales representative along with a written notice of cancellation.

Refunds. We will issue you a refund within seven calendar days of our receipt of your contract and written notice of cancellation. Unless your state requires otherwise, your refund will equal the purchase payments made plus any earnings or minus any losses attributable to those purchase payments allocated among the subaccounts. In other words, where a refund of contributions is not required, you will bear the entire investment risk for amounts allocated among the subaccounts during this period and the amount refunded could be less than the amount paid. If your state requires, we will refund all purchase payments made.

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Fees

Types of Fees

There are three types of fees or deductions that may affect your contract.

Maximum Transaction Fees

  Annual Maintenance Fee
  Transfer Charge
  Redemption Fees

Fees Deducted from Investments in the Separate Account

  Mortality and Expense Risk Charges

Fund Fees and Expenses

Premium and Other Taxes

Contract Year/Contract

Anniversary: A period of 12 months measured from the date we established your contract and each anniversary of this date. Contract anniversaries are measured from this date.

The following repeats and adds to information provided in the "Fee Table" section. Please review both sections for information on fees.

Maximum Transaction Fees

Annual Maintenance Fee

Maximum Amount. $40.00

When/How. Each year during the accumulation phase we deduct this fee from your contract value. We deduct it annually on your contract anniversary and at the time of full withdrawal.

Purpose. This fee reimburses us for our administrative expenses related to the contracts, the separate contract and the subaccounts.

Waiver. We reserve the right to waive the annual maintenance fee under certain circumstances. Currently, we waive the charge if the contract value exceeds $25,000 on the date this fee is to be deducted. However, we reserve the right to reinstate the fee on contracts qualifying for the waiver.

Transfer Charge

Maximum Amount. $25.00. During the accumulation phase, we currently allow 12 free transfers each calendar year. We reserve the right to charge $25.00 for any additional transfer. We currently do not impose this charge.

Purpose. This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

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Redemption Fees

If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value.

Fees Deducted from Investments in the Separate Account

Mortality and Expense Risk Charge

Maximum Amount. The amount of this charge, on an annual basis, is equal to 0.35% of the daily value of amounts invested in the subaccounts.

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select.

Purpose. This charge compensates us for the mortality and expense risks we assume under the contract.

  The mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contract.

  The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for these charges is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from these charges.

Reduction or Elimination of Certain Fees

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administrative expenses, we may reduce or eliminate the annual maintenance fee and the mortality and expense charge. Our decision to reduce or eliminate any of these fees will be based on one or more of the following:

  The size and type of group to whom the contract is offered;

  The type and frequency of administrative and sales services provided; or

  Any other circumstances which reduce distribution or administrative expenses.

The exact amount of contract charges applicable to a particular contract will be stated in that contract.

The reduction or elimination of any of these fees will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these fees may be subject to state approval.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

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The Company or its U.S. affiliates receive varying levels of revenue from each of the funds available through the contract. In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by the Company or other Company affiliates (including but not limited to ING Investments, LLC and Directed Services, Inc.), which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by the Company or a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue. Only affiliated funds are available under the contract.

Types of Revenue Received from Affiliated Funds

Affiliated funds are (a) funds managed by the Company, ING Investments, LLC, Directed Services, Inc. or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by the Company or a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds include:

For those funds which the Company serves as investment adviser, a share of the management fee deducted from fund assets, which are disclosed in each fund prospectus;
Service fees that are deducted from fund assets, which are disclosed in each fund prospectus; and
For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in each fund prospectus.

Additionally, the Company receives other revenues from affiliated funds which may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees. These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds.

Certain funds may be structured as "fund of funds" (including the ING Solution portfolios). These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. These funds are identified in the investment option list on the front of this prospectus.

Premium and Other Taxes Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your contract value or from purchase payments to the contract at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes from purchase payments as they are received, or from the contract value immediately before you commence income phase payments, as permitted or required by applicable law.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

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Your Contract Value

During the accumulation phase your contract value at any given time equals the current dollar value of amounts invested in the subaccounts.

Subaccount Accumulation Units. When you select a fund as an investment option, you invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses and the mortality and expense risk charges. We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every normal business day that the New York Stock Exchange (NYSE) is open, after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

  The net assets of the fund held by the subaccount as of the current valuation; minus

  The net assets of the fund held by the subaccount at the preceding valuation; plus or minus

  Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by

  The total value of the subaccount's units at the preceding valuation; minus

  A daily deduction for the mortality and expense risk charge and any other fees deducted from investments in the separate account. See "Fees."

The net investment rate may be either positive or negative.

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Hypothetical Illustration. As a hypothetical illustration, assume that your initial purchase payment to a contract is $10,000 and you direct us to invest $6,000 in Fund A and $4,000 in Fund B. Also, assume that on the day we receive the purchase payment, the applicable AUVs after the next close of business of the New York Stock Exchange are $10 for Subaccount A and $20 for Subaccount B. Your contract is credited with 600 accumulation units of Subaccount A and 200 accumulation units of Subaccount B.

$10,000 Purchase Payment
Step 1: You make an initial purchase payment of $10,000.	Step 1 â
ING Life Insurance and Annuity Company
Step 2:	Step 2 â

  You direct us to invest $6,000 in Fund A. The purchase payment purchases 600 accumulation units of Subaccount A ($6,000 divided by the current $10 AUV).

  You direct us to invest $4,000 in Fund B. The purchase payment purchases 200 accumulation units of Subaccount B ($4,000 divided by the current $20 AUV).

Variable Annuity Account C
	Subaccount A 600 accumulation units	Subaccount B 200 accumulation units	Etc.
Step 3 â
Step 3: The separate account purchases shares of the applicable funds at the then current market value (net asset value or NAV).	Mutual Fund A	Mutual Fund B

Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Contract. Your initial purchase payment will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "Purchase and Rights." Subsequent purchase payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The AUV will vary day to day.

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Withdrawals

Subject to any applicable retirement plan or Tax Code restrictions (see "Withdrawal Restrictions" below), you may withdraw all or a portion of your withdrawal value at any time during the accumulation phase.

Steps for Making A Withdrawal

  Select the withdrawal amount. You must properly complete a disbursement form and deliver it to our administrative service center.

  Partial Withdrawals: You may request a withdrawal of either:

  A gross amount, in which case the required withholding taxes (and redemption fees, if applicable) will be deducted from the gross amount requested; or

  A specific amount after deduction of the applicable withholding taxes (and redemption fees, if applicable).

Unless otherwise agreed to by us, we will withdraw dollars in the same proportion as the values you hold in the investment options in which you have a contract value.

  Full Withdrawals: You will receive, reduced by any required withholding tax (and redemption fees, if applicable), your contract value, minus any annual maintenance fee.

Calculation of Your Withdrawal. We determine your contract value every normal business day that the New York Stock Exchange (NYSE) is open, after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your contract value as of the next valuation date after we receive a request for withdrawal in good order at our administrative service center.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly-completed disbursement form in good order. No interest will accrue on amounts represented by uncashed withdrawal checks.

Reinvesting a Full Withdrawal (403(b) and IRAs Only). Within 30 days after a full withdrawal, if allowed by law, you may elect to reinvest all or a portion of your withdrawal. We must receive any reinvested amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinvestment election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit your contract for the amount reinvested based on the subaccount values next computed following our receipt of your request and the amount reinvested.

Taxes, Fees and Deductions

Amounts withdrawn may be subject to one or more of the following:

  Annual Maintenance Fee (see "Fees-Annual Maintenance Fee")
  Redemption Fees (see "Fees-Redemption Fees")
  Tax Penalty (see "Taxation")
  Tax Withholding (see "Taxation")

To determine which may apply to you, refer to the appropriate sections of this prospectus, contact your sales representative or call us at the number listed in "Contract Overview-Questions: Contacting the Company."

Withdrawal Value: Your contract value less any outstanding loan balance.

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We will credit the amount reinvested proportionally for annual maintenance fees imposed at the time of withdrawal. We will deduct from the amounts reinvested any annual maintenance fee which fell due after the withdrawal and before the reinvestment. We will reinvest in the same investment options and proportions in place at the time of the withdrawal.

Loans

Loans Available from Certain Qualified Contracts. For contracts issued as section 403(b) annuities, a loan may be available from the contract value prior to your election of an income phase payment option or the annuitant's attainment of age 70 1/2. Restrictions may apply under the Tax Code or due to our administrative practices. We reserve the right not to grant a loan request if you have an outstanding loan in default. Loans are not available from nonqualified contracts, IRAs or Roth IRAs.

A loan may be requested by properly completing the loan request form and submitting it to our Administrative Office. Read the terms of the loan agreement before submitting any request.

Charges. We reserve the right to charge a processing fee not to exceed $25. Interest will be applied on loaned amounts. The difference between the rate applied and the rate credited on loans under your contract is currently 2.5% per annum (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0% per annum.

Systematic Withdrawals

Features of a Systematic Withdrawal

A systematic withdrawal allows you to receive regular payments from your contract without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the contract remains in the accumulation phase, all accumulation phase charges continue to apply.

A systematic withdrawal is a series of automatic partial withdrawals from your contract based on a payment method you select. You may elect to withdraw a specified dollar amount or a percentage of the contract value on a monthly, quarterly, semiannual or annual basis. Up to 10% of your contract value per year may be withdrawn through a systematic withdrawal. The amount of each systematic withdrawal must be at least $100 and you must have a minimum contract value of $5,000 in order to initiate such withdrawals.

Systematic Withdrawal Availability. We reserve the right to modify or discontinue offering systematic withdrawals. However, any such modification or discontinuation will not affect any systematic withdrawals already in effect. We may add additional systematical withdrawal options from time to time.

Requesting a Systematic Withdrawal. To request systematic withdrawals and to assess terms and conditions that may apply, contact your sales representative at the number listed in "Contract Overview-Questions: Contacting the Company."

Terminating Systematic Withdrawals. You may discontinue systematic withdrawals at any time by submitting a written request to our administrative service center

Taxation. Systematic withdrawals and revocations of elections may have tax consequences. Amounts withdrawn may be included in your gross income in the year in which the withdrawal occurs, and withdrawals prior to your reaching age 59 1/2 may also be subject to a 10% federal tax penalty. If you are concerned about tax implications, consult a qualified tax adviser.

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Death Benefit

During the Accumulation Phase. The contract provides a death benefit in the event of your death during the accumulation phase.

When is a Death Benefit Payable? During the accumulation phase a death benefit is payable when the contract owner or in certain circumstances, annuitant dies.

Who Receives Death Benefit Proceeds? If you would like certain individuals or entities to receive the death benefit when it becomes payable, you may name them as your beneficiaries and/or contingent beneficiaries. Unless you have instructed us otherwise, if more than one beneficiary has been named, the payment will be paid in equal shares. If you die and no beneficiary or contingent beneficiary exists, or if the beneficiary or contingent beneficiary is not living on the date payment is due, the death benefit will be paid in a lump sum to your estate.

Designating Your Beneficiary. You may designate a beneficiary on your application and may change the designated beneficiary at any time before income phase payments begin by sending us a written request. Upon our receipt of your written request in good order (see "Contract Overview-Questions: Contacting the Company"), we will process the change effective the date it was signed. Any change in beneficiary will not affect any payments made or affect any actions taken by us before the request was received. We are not responsible for the validity of any beneficiary change.

A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may be restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

Death Benefit Amount

The guaranteed death benefit is the greater of:

  Your contract value on the claim date; or

  The sum of payments (minus any applicable premium tax) made to your contract minus withdrawals made from your contract, as of the claim date.

Payment of the Death Benefit Before Income Phase Payments Begin:

The beneficiary may choose one of the following three methods of payment:

(1) Receive a lump-sum payment equal to all or a portion of the account value; or

(2) Apply some or all of the contract value to a lifetime income phase payment option; or

(3) Any other distribution method acceptable to us.

This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

Terms to Understand

Annuitant(s): The person(s) on whose life(lives) or life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive death benefit proceeds under the contract.

Claim Date: The date proof of death and the beneficiary's right to receive the death benefit and election of a death benefit payment option are received in good order at our administrative service center. Please contact our administrative service center to learn what information is required for a request for payment of the death benefit to be in good order. Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

Contingent Beneficiary: The person(s) or entity(ies) designated to receive death benefit proceeds under the contract if no beneficiary is alive when the death benefit is due.

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The timing and manner of payment are subject to the Tax Code's distribution rules (see "Taxation"). In general, the death benefit must be applied to either an income phase payment option within one year of the contract owner's or annuitant's death or the entire contract value must be distributed within five years of the contract owner's or annuitant's date of death. An exception to this provision applies if the designated beneficiary is the surviving spouse, in which case the beneficiary may continue the contract as the successor contract owner and generally may exercise all rights under the contract.

Requests for payment of the death benefit in a lump-sum will be paid within seven calendar days following the next valuation after we receive proof of death and a request for payment. Requests for continuing income phase payments or another form of distribution method must be in writing and received by us within the time period allowed by the Tax Code or the death benefit will be paid in a lump-sum and the contract will be canceled.

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options available under the contract.

Taxation. In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the timeframe required by the Tax Code. See "Taxation."

The Income Phase

Terms to understand: Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.

During the income phase you stop contributing dollars to your contract and start receiving payments from your accumulated contract value.

Life Income. The income phase option available under the contract is a fixed, life income option, in which you receive payments as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. There are no death benefits under this option; all payments end upon the annuitant's death.

Initiating Payments. To start receiving income phase payments, you must elect a payment start date in writing.

What Affects Payment Amounts. Some of the factors that may affect the amount of your income phase payments include your age, gender and contract value.

Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

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Minimum Payment Amounts. Income phase payments must equal monthly payments of at least $100. We reserve the right to change the frequency of income phase payments to intervals that will result in payments of at least $100.

If the contract value less any outstanding loan balance at the payment start date is less than $10,000, you will receive one lump-sum payment and the contract will be cancelled.

Restrictions on Start Dates and the Duration of Payments. Unless otherwise agreed to by us, the start date must be the first business day of any calendar month. The earliest start date is one year from the issue date of the contract. If the start date you selected does not occur on a valuation date at least one year after issue, we reserve the right to adjust the start date to the first valuation date after the start date you selected that is at least one year after issue. If you do not select a start date, the start date will be the annuitant's 85th birthday. The latest start date is the annuitant's 99th birthday. If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the contract will not be considered an annuity for federal tax purposes. You may change the start date by notifying us in writing at least 30 days before the start date currently in effect and the new start date. The new start date must satisfy the requirements for a start date.

For qualified contracts only, income phase payments may not extend beyond:

  The life of the annuitant;

  The joint lives of the annuitant and beneficiary;

  A guaranteed period greater than the annuitant's life expectancy; or

  A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

See "Taxation" for further discussion of rules relating to income phase payments.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Taxation" for additional information.

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Taxation

I. Introduction

This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

  Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;

  Tax laws change. It is possible that a change in the future could affect contracts issued in the past;

  This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and

We do not make any guarantee about the tax treatment of the contract or any transaction involving the contract. We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser. No attempt is made to provide more than general information abut the use of the contract with tax-qualified retirement arrangements.

For more comprehensive information contact the Internal Revenue Service (IRS).

Types of Contracts: Nonqualified or Qualified.

The contract may be purchased on a non-tax-qualified basis (nonqualified contracts) or purchased on a tax-qualified basis (qualified contracts). Nonqualified contracts are purchased with after-tax contributions and are not related to retirement plans or programs that receive special income tax treatment under the Tax Code.

Qualified contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs intended to qualify for special income tax treatment under section 403(b), 408 or 408A of the Tax Code.

In this Section

Introduction

Taxation of Nonqualified Contracts

Taxation of Qualified Contracts

Possible Change in Taxation

Taxation of the Company

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

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II. Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution

Tax Code section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a nonqualified contract until a distribution occurs or until income phase payments begin. This assumes that the contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to receive deferral of taxation, the following requirements must be satisfied:

Investor Control. Although earnings under the contract are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract owner from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any nonqualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The nonqualified contracts contain provisions that are intended to comply with these Tax Code requirements although no regulations interpreting these requirements have yet been issued. We intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Non-Natural Holders of a Nonqualified Contract. If you are not a natural person, a nonqualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase over the year in the surrender value, adjusted for purchase payments made during the year, amounts previously distributed and amounts previously included in income. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the contract. A non-natural person exempt from federal income taxes should consult with its tax adviser regarding treatment of income on the contract for purposes of the unrelated business income tax. When the contract owner is not a natural person, a change in annuitant is treated as the death of the contract owner.

Delayed Income Phase Start Date. If the contract's income phase start date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g. age 85), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

Diversification. Tax Code section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested.

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Taxation of Distributions

General. When a withdrawal from a nonqualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a full withdrawal from a nonqualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's cost basis in the contract.

10% Penalty. A 10% penalty tax applies to the taxable portion of a distribution from a nonqualified annuity unless certain exceptions apply, including one or more of the following:

  You have attained age 59 1/2;

  You have become disabled as defined in the Tax Code;

  You (or the annuitant if the contract owner is a non-natural person) have died;

  The distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or

  The distribution is allocable to investment in the contract before August 14, 1982.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making 1035 exchanges.

If your contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

  First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchange into the contract;

  Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;

  Then, from any remaining "income on the contract"; and

  Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. However, the IRS has reserved the right to treat transactions it considers abusive as ineligible for favorable partial 1035 tax-free exchange treatment. It is not certain whether the IRS would treat an immediate withdrawal or annuitization after a partial exchange as abusive. In addition, it is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract directly into an immediate annuity. Currently, we will accept a partial 1035 exchange from a nonqualified annuity into a deferred annuity or an immediate annuity as a tax-free transaction unless we believe that we would be expected to treat the transaction as abusive. We are not responsible for the manner in which any other insurance company, for tax-reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange with your tax advisor prior to proceeding with the transaction.

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Taxation of Income Phase Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each income phase payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income phase payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of income phase payments, as determined when income phase payments start. Once your investment in the contract has been fully recovered, however, the full amount of each income phase payment is subject to tax as ordinary income. The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations as withdrawals rather than as income phase payments. Please consult your tax adviser before electing partial annuitization.

Death Benefits. Amounts may be distributed from the contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, such amounts are taxed in the same manner as a full withdrawal of the contract, or (ii) if distributed under a payment option, such amounts are taxed in the same way as income phase payments. Special rules may apply to amounts distributed after a beneficiary has elected to maintain contract value and receive payments.

Different distribution requirements apply if your death occurs:

  After you begin receiving income phase payments under the contract; or

  Before you begin receiving such distributions.

If your death occurs after you begin receiving income phase payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving income phase payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2005, your entire balance must be distributed by August 31, 2010. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

  Over the life of the designated beneficiary; or

  Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new Contract Owner. If the Contract Owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for death of a Contract Owner.

Assignment and Other Transfers. A transfer, pledge, or assignment of ownership of a nonqualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such designation, transfer, assignment, selection or exchange should contact a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity (i) that is purchased with a single premium, (ii) with income phase payments starting within one year of the date of purchase, and (iii) that provides a series of substantially equal periodic payments made annually or more frequently. Treatment as an immediate annuity will have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

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Multiple Contracts. Tax laws require that all deferred nonqualified annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of income phase payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

III. Taxation of Qualified Contracts

General.

The contracts are designed for use with Tax Code section 403(b) plans, and as IRAs under Tax Code sections 408 and 408A ("qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on annuity payments, depends on the type of retirement plan or program, the tax and employment status of the individual concerned, and on your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans are subject to additional distribution or other requirements that are not incorporated into our contract. Therefore, no attempt is made to provide more than general information about the use of the contracts with the various types of qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the contract, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Because the qualified plan is not part of the contract, we are not bound by the plan's terms or conditions. Contract owners and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

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Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 403(b) annuity or an IRA under 408(b), 408(k) or 408A), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified arrangement itself. Annuities do provide other features and benefits (such as the guaranteed benefit or the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Types of Qualified Contracts The contracts are currently available in connection with the qualified plans listed below.

Section 403(b) Tax Sheltered Annuities. The contracts may be used by individuals whose premium payments are comprised solely of proceeds transferred or rolled-over from retirement plans that are intended to qualify as plans entitled to special income tax treatment under Tax Code section 403(b). Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition to the possible adverse tax consequences noted above, 403(b) plans may also be subject to additional distribution and other requirements that are not incorporated into our contract. The contract is not designed to accept additional contributions (other than transfers or rollovers from eligible plans).

In November, 2004 the Treasury Department proposed regulations which, if finalized, do not take effect until after 2005. These proposed regulations may not be relied upon until they become final. We reserve the right to modify the contracts to comply with these regulations where allowed, or where required by law. The proposed regulations include the ability of a 403(b) plan to be terminated which would entitle a participant to a distribution, a revocation of IRS Revenue Ruling 90-24 which would increase restrictions on a participant's right to transfer his or her 403(b) accounts, the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

No attempt is made to provide more than general information about the use of the contracts with 403(b) plans.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Employers may establish Simplified Employee Pension (SEP) plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

Sales of a contract for use with an IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

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Roth IRAs. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a Savings Incentive Match Plan for Employees (SIMPLE) to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA from which the rollover was made within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Distributions - General

Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

Section 403(b) Plans. All distributions from these plans are taxed as received unless either of the following is true:

  The distribution is an eligible retirement plan and it is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code; or

  You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a 403(b) plan unless certain exceptions, including one or more of the following, have occurred:

  You have attained age 59 1/2;

  You have become disabled, as defined in the Tax Code;

  You have died and the distribution is to your beneficiary;

  You have separated from service with the sponsor at or after age 55;

  The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;

  You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives of joint life expectancies of you and your designated beneficiary;

  The distribution is made due to an IRS levy upon your contract; or

  The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO).

  In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may impose other penalty taxes in other circumstances.

  Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59 1/2, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code.

  If, pursuant to Revenue Ruling 90-24, the Company agrees to accept, under any of the contracts, amounts transferred from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

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  Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:

    The distribution is rolled over to another IRA or to a plan eligible to receive rollovers; or

    You made after-tax contributions to the plan. In this case the distribution will be taxed according to rules detailed in the Tax Code.

  As with 403(b) plans, the Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions have occurred. In general, except for the exception for separation from service, the exceptions for 403(b) plans listed above also apply to distributions from an IRA. The 10% penalty tax is also waived on a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals or used for a qualified first-time home purchase or for higher education expenses.

  Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

    Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and

    Made after you attain age 59 1/2, die, become disabled as defined in the Tax Code or for a qualified first-time home purchase.

  If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

  As with 403(b) plans and IRAs, the Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, except for the exception for separation from service, the exceptions for 403(b) plans listed above also apply to distributions on from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals or used for a qualified first-time home purchase or for higher education expenses.

  Required Minimum Distributions (Section 403(b) Plans and IRAs only)

  To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distributions imposed by the Tax Code. These rules may dictate one or more of the following:

    Start date for distributions;

    The time period in which all amounts in your contract(s) must be distributed; or

    Distribution amounts.

  Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70 1/2 or retire, whichever occurs later, unless:

    You are a 5% owner or the contract is an IRA, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70 1/2; or

    Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance be distributed earlier.

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  Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

    Over your life or the joint lives of you and your designated beneficiary; or

    Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

  Distribution Amounts. The amount of each periodic distribution must be calculated in accordance with Tax Code Section 401(a)(9).

  50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed. The death benefit under the contract may affect the amount of the required minimum distribution that must be taken.

  Distributions Upon Death (Section 403(b) Plans and IRAs Only)

  Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions.

  If your death occurs on or after you begin receiving minimum distributions under the contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death.

  If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2005, your entire balance must be distributed to the designated beneficiary by December 31, 2010. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

    Over the life of the designated beneficiary; or

    Over a period not extending beyond the life expectancy of the designated beneficiary.

  Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

    December 31 of the calendar year following the calendar year of your death; or

    December 31 of the calendar year in which you would have attained age 70 1/2.

  Special Rule for IRA Spousal Beneficiaries. In lieu of taking a distribution under these rules, a spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

  Distributions Upon Death (Roth IRAs )

  Upon the death of the contract owner, distribution must be made in accordance with Tax Code section 401(a)(9). Distribution requirements vary depending upon who the designated beneficiary is under the Roth IRA.

  Non-spousal beneficiaries. If the designated beneficiary is someone other than the contract owner's surviving spouse, the entire interest must be distributed, starting by the end of the calendar year following the calendar year of the contract owner's death, over the remaining life expectancy of the designated beneficiary, with such life expectancy determined using the age of the beneficiary as of his or her birthday in the year following the year of the contract owner's death, or, if elected, by the end of the calendar year containing the fifth anniversary of the contract owner's death.

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  Spousal beneficiaries. If the contract owner's sole designated beneficiary is his or her surviving spouse, the entire interest must be distributed, starting by the end of the calendar year following the calendar year of the contract owner's death (or by the end of the calendar year in which the contract owner would have attained age 70 1/2, if later), over such spouse's life, or, if elected, by the end of the calendar year containing the fifth anniversary of the contract owner's death. If the surviving spouse dies before required distributions commence to him or her, the remaining interest will be distributed, starting by the end of the calendar year following the calendar year of the spouse's death, over the spouse's designated beneficiary's remaining life expectancy determined using such beneficiary's age as of his or her birthday in the year following the death of the spouse, or, if elected, by the end of the calendar year containing the fifth anniversary of the contract holder's death. If the surviving spouse dies after required distributions commence to him or her, any remaining interest must continue to be distributed under the contract option chosen.

  No designated beneficiary. If there is no designated beneficiary, the entire interest must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death (or of the spouse's death in the case of the surviving spouse's death before distributions are required to begin under the "Spousal beneficiaries" section above.

  Entire interest. The entire interest in the Roth IRA includes the amount of any outstanding rollover, transfer and recharacterization and the actuarial present value of any other benefits provided under the IRA, such as guaranteed death benefits.

  Commencement date. With respect to the "Spousal beneficiaries" section above, required distributions are considered to commence on the date distributions are required to begin to the surviving spouse under such paragraph. However, if distributions start prior to the applicable date in the preceding sentence, on an irrevocable basis (except for acceleration) under an annuity contract meeting the requirements of section 1.401(a)(9)-6 of the Income Tax Regulations, then required distributions are considered to commence on the income phase start date.

  Spousal assumption. If the sole designated beneficiary is the individual's surviving spouse, the spouse may elect to treat the Roth IRA as his or her own Roth IRA. This election will be deemed to have been made if such surviving spouse makes a contribution to the Roth IRA or fails to take required distributions as a beneficiary.

  Withholding

  Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

  403(b) Plans. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

  IRAs and Roth IRAs. Generally, you or a designated beneficiary may elect not to have tax withheld from distributions.

  Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

  Assignment and Other Transfers.

  Section 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

    A plan participant as a means to provide benefit payments;

    An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or

    The Company as collateral for a loan.

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  IRAS and Roth IRAs. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

  IV. Possible Changes in Taxation

  Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the contract.

  V. Taxation of the Company

  We are taxed as a life insurance company under the Tax Code. Variable Annuity Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

  We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

  In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

Contract Distribution

  General. The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

  The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker dealers which have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors."

  All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

Broker-dealers which have or may enter into selling agreements with ING Financial Advisers, LLC include the following broker-dealers which are affiliated with the Company:

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  Banknorth Investment Group, Inc.

  Baring Investment Services, Inc.

  Compulife Investor Services, Inc.

  Directed Services, Inc.

  Financial Network Investment Corporation

  Granite Investment Services, Inc.

  Guaranty Brokerage Services, Inc.

  ING America Equities, Inc.

  ING Barings Corp.

  ING Direct Funds Limited

  ING DIRECT Securities, Inc.

  ING Financial Partners, Inc.

  ING Funds Distributor, LLC

  Multi-Financial Securities Corporation

  PrimeVest Financial Services, Inc.

  Systematized Benefits Administrators, Inc.

  Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the separate account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

  Commission Payments. Persons who offer and sell the contracts may be paid a commission. The commissions paid on purchase payments to the contract range up to 0.50%. In addition, the Company may pay an asset based commission ranging up to 0.25%.

  Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 0.50% of total premium payments. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

  We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

  Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and NASD rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

  In addition to direct cash compensation for sales of contracts described above, distributors may also be paid additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

Wholesaling fees calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts;

Marketing allowances;

    Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products, including holding training programs at our expense;

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Sponsorship payments to support attendance at meetings by registered representatives who sell our products;

Reimbursement for the cost of attendance by registered representatives at conventions that we sponsor;

    Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on contract sales.

  We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

  The following is a list of the top 25 selling firms that, during 2004, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received.

  1) Lincoln Investment Planning Inc.

  2) Symetra Investment Services, Inc.

  3) SunAmerica Securities, Inc.

  4) Securities America, Inc.

  5) ING Financial Partners, Inc.

  6) Financial Network Investment Corp.

  7) Investacorp Inc.

  8) Huckin Financial Group

  9) National Planning Corporation

  10) Walnut Street Securities, Inc.

  11) NIA Securities, L.L.C.

  12) MML Investors Services, Inc.

  13) Cadaret Grant & Co., Inc.

  14) Proequities, Inc.

  15) Investment Professionals, Inc.

  16) Jefferson Pilot Securities Corporation

  17) McGinn, Smith & Co., Inc.

  18) Linsco/Private Ledger Corp.

  19) Queens Road Securities

  20) A.G. Edwards & Sons

  21) Horan Securities, Inc.

  22) Lincoln Financial Advisors Corporation

  23) Securities Service Network, Inc.

  24) Woodbury Financial Services, Inc.

  25) M Holdings Securities, Inc.

If the amounts paid to ING Financial Advisers, LLC, were included, ING Financial Advisers, LLC would be at the top of the list.

  This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your contract are stated in your application materials.

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Other Topics

  The Company

  ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits.

  We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

  We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

151 Farmington Avenue Hartford Connecticut 06156

  Variable Annuity Account C

  We established Variable Annuity Account C (the separate account) in 1976 as a continuation of the separate account of Aetna Variable Annuity Life Insurance Company established in 1974 under Arkansas law. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

  The separate account is divided into "subaccounts." These subaccounts invest directly in shares of a pre-assigned fund.

  Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company.

Performance Reporting
We may advertise different types of historical performance for the subaccounts including:
standardized average annual total returns; and non-standardized average annual total returns.
We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

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  Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccounts over the most recent month end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

  We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any) and any applicable early withdrawal charges).

  Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, it would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

  Voting Rights

  Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If you are a contract owner under the contract, you have a fully vested interest in the contract and may instruct the Company how to cast a certain number of votes. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by written communication before the meeting.

  The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.

    During the accumulation phase the number of votes is equal to the portion of your contract value invested in the fund, divided by the net asset value of one share of that fund.

    During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

  We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

  Contract Modifications

  We may change the contract as required by federal or state law or as otherwise permitted in the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities. Only an authorized officer of the Company may change the terms of the contract.

  Addition, Deletion or Substitution of Fund Shares

  The Company, in its sole discretion, reserves the following rights:

    The Company may add to, delete from or substitute shares that may be purchased for or held in the separate account. The Company may establish additional subaccounts, each of which would invest in shares of a new portfolio of a fund or in shares of another investment company having a specified investment objective. Any new subaccounts may be made available to existing contract owners on a basis to be determined by the Company.

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    The Company may, in its sole discretion, eliminate one or more subaccounts, or close subaccounts to new premium or transfers, if marketing, tax considerations or investment conditions warrant.

    If the shares of a fund are no longer available for investment or if in the Company's judgment further investment in a fund should become inappropriate in view of the purposes of the separate account, the Company may redeem the shares, if any, of that portfolio and substitute shares of another registered open-end management investment company.

    The Company may restrict or eliminate any voting privileges of contract owners or other persons who have voting privileges as to the separate account.

    The Company may make any changes required by the 1940 Act.

    In the event any of the foregoing changes or substitutions are made, the Company may endorse the contracts to reflect the change or substitution.

  The Company's reservation of rights is expressly subject to the following when required:

    Applicable Federal and state laws and regulations.

    Notice to contract owners.

    Approval of the SEC and/or state insurance authorities.

  Legal Matters and Proceedings

  We are not aware of any pending legal proceedings which involve the separate account as a party.

  We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the contract.

  ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Suits against the distributor sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. In a number of pending cases, claims have been made that a former registered representative of the distributor converted client funds to the representatives' personal use. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the contract.

  Payment Delay or Suspension

  We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:

    On any valuation day when the New York Stock Exchange is closed (except customary weekend and holiday closings) or when trading on the New York Stock Exchange is restricted;

    When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or

    During any other periods the SEC may by order permit for the protection of investors.

  The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

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  Transfers, Assignments or Exchanges of a Contract

  A transfer of ownership or assignment of a contract, the designation of an annuitant, payee or other beneficiary who is not also the contract owner, or the exchange of a contract may result in certain tax consequences to the contract owner that are not discussed herein. A contract owner contemplating any such transfer, assignment, or exchange of a contract should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

  Involuntary Terminations

  We reserve the right to terminate a contract if:

    The entire contract value is withdrawn on or before income phase payments begin; or

    The outstanding loan balance equals or exceeds the contract value.

  Reports to Owners

  At least once in each contract year we will mail you, at the last known address of record, a statement of your contract value. Written confirmation of every financial transaction made under the contract will be made immediately.

  To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one contract issued by us or one of our affiliates. Call us at the number listed in "Contract Overview-Questions: Contacting the Company" if you need additional copies of financial reports, prospectuses or annual and semi-annual reports or if you would like to receive one copy for each contract in all future mailings.

  Regulatory Matters

  As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

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Contents of the Statement of Additional Information

  The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. The following is a list of the contents of the SAI.

General Information and History	2
Variable Annuity Account C	2
Offering and Purchase of Contracts	4
Income Phase Payments	4
Sales Material and Advertising	5
Independent Registered Public Accounting Firm	6
Financial Statements of Variable Annuity Account C	S-1
Financial Statements - Statutory Basis of ING Life Insurance and Annuity Company	F-1

  You may request an SAI by calling our administrative service center at the number listed in "Contract Overview-Questions: Contacting the Company" or by returning this request to our administrative service center at the address listed in "Contract Overview-Questions: Contacting the Company."

  Your name

  Address

  City ______________________________________________ State _________________ Zip

Please send me a copy of the Variable Annuity Account C ING express Variable Annuity Statement of Additional Information.

  No person is authorized to give any information or to make any representations other than those contained in this prospectus or accompanying fund prospectuses and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer or solicitation in any circumstances in which such offer or solicitation would be unlawful.

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Appendix I
Description of Underlying Funds

  The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview - Questions," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

  Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/ Summary of Principal Investments
ING Partners, Inc. - ING American Century Large Company Value Portfolio (Adviser Class)	ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc. (American Century)

  Seeks long-term capital growth; income is a secondary objective. Under normal market conditions, invests at least 80% of its assets in equity securities of large capitalization companies. American Century considers large capitalization companies to be companies in the Russell 1000 Index. Under normal market conditions, intends to keep at least 80% of assets in U. S. equity securities at all times, including common stock, preferred stock, and equity-equivalent securities, such as debt securities and preferred stock convertible into common stock, and stock or stock index futures contracts.

ING Partners, Inc. - ING American Century Select Portfolio (Adviser Class)	ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc. (American Century)

  Seeks long-term capital appreciation. Invests in securities of companies American Century believes will increase in value over time, using a growth investment strategy developed by American Century. Generally invests in larger companies, although may purchase securities of companies of any size. Can also invest in foreign companies.

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Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/ Summary of Principal Investments
ING Partners, Inc. - ING American Century Small Cap Value Portfolio (Adviser Class)	ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc. (American Century)

  Seeks long-term growth of capital; income is a secondary objective. Under normal circumstances, invests at least 80% of net assets in equity securities of small-capitalization companies. American Century considers small-capitalization companies to include those with a market capitalization no larger than that of the largest company in the S&P SmallCap 600 Index or the Russell 2000 Index. Under normal market conditions, intends to keep at least 80% of assets in U. S. equity securities at all times, including common stock, preferred stock, and equity-equivalent securities, such as debt securities and preferred stock convertible into common stock, and stock or stock index futures contracts.

ING Partners, Inc. - ING Baron Small Cap Growth Portfolio (Adviser Class)	ING Life Insurance and Annuity Company Subadviser: BAMCO, Inc.

  Seeks capital appreciation. Invests primarily (at least 80% of total assets under normal circumstances) in securities of smaller companies with market values under $2.5 billion as measured at the time of purchase.

ING Partners, Inc. - ING Fundamental Research Portfolio (Adviser Class)	ING Life Insurance and Annuity Company Subadviser: ING Investment Management Co.

  Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. Prior to July 5, 2005, invests at least 80% of assets in stocks included in the S&P 500 Index. Effective July 5, 2005, will invest at least 65% of total assets in common stocks and securities convertible into common stocks. May invest principally in common stocks having significant potential for capital appreciation emphasizing stocks of larger companies. May also invest a portion of assets in stocks of mid-sized companies, and up to 25% of assets in stocks of foreign issuers, depending upon market conditions. May also invest in derivative instruments.

  ING Partners, Inc. - ING Goldman Sachs® Core Equity Portfolio*

  (Adviser Class)

  * Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.

ING Life Insurance and Annuity Company Subadviser: Goldman Sach Asset Management, L.P.

  Seeks long-term growth of capital and dividend income. Invests, under normal circumstances, at least 90% of total assets in a diversified portfolio of equity investments in U.S. issuers, including foreign companies that are traded in the United States.

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Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/ Summary of Principal Investments
ING Investors Trust - ING JPMorgan Emerging Markets Equity Portfolio (Adviser Class)	Directed Services, Inc. Subadviser: J.P. Morgan Investment Management Inc.

  Seeks capital appreciation. Normally invests at least 80% of its assets in securities of issuers located in at least three countries with emerging securities markets. May also invest to a lesser extent in debt securities of issuers in countries with emerging markets. May also invest in high-quality, short-term money market instruments and repurchase agreements.

ING Partners, Inc. - ING JPMorgan Fleming International Portfolio (Adviser Class)	ING Life Insurance and Annuity Company Subadviser: J.P. Morgan Fleming Asset Management (London) Ltd.

  Seeks long-term growth of capital. Invests primarily (at least 65% of total assets) in the equity securities of foreign companies that the subadviser believes have higher growth potential and which are attractively valued. Will normally invest in a number of issuers in several countries other than the U.S. and will invest in securities in both developed and developing markets. May invest in debt securities issued by foreign and U.S. companies, including non-investment grade debt securities.

ING Partners, Inc. - ING JPMorgan Mid Cap Value Portfolio (Adviser Class)	ING Life Insurance and Annuity Company Subadviser: J.P. Morgan Investment Management Inc.

  Seeks growth from capital appreciation. A nondiversified Portfolio that invests primarily (at least 80% of net assets under normal circumstances) in a broad portfolio of common stocks of companies with market capitalizations of $1 billion to $20 billion at the time of purchase that the subadviser believes to be undervalued. May invest in other equity securities, which include preferred stocks, convertible securities and foreign securities, which may take the form of depository receipts. Also may use derivatives.

ING Partners, Inc. - ING MFS Capital Opportunities Portfolio (Adviser Class)	ING Life Insurance and Annuity Company Subadviser: Massachusetts Financial Services Company (MFS)

  Seeks capital appreciation. Invests primarily (at least 65% of net assets) in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts focusing on companies that MFS believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flows. May invest in foreign securities (including emerging market securities).

ING Investors Trust - ING MFS Total Return Portfolio (Adviser Class)	Directed Services, Inc. Subadviser: Massachusetts Financial Services Company

  Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income. Invests in a combination of equity and fixed income securities.

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Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/ Summary of Principal Investments
ING Partners, Inc. - ING Oppenheimer Global Portfolio (Adviser Class)	ING Life Insurance and Annuity Company Subadviser: OppenheimerFunds, Inc.

  Seeks capital appreciation. Invests mainly in common stocks of companies in the U.S. and foreign countries. Can invest without limit in foreign securities in any country, including countries with emerging markets. Currently emphasizes investments in developed markets such as the United States, Western European countries and Japan. May invest in companies of any size, but currently focuses its investments in mid- and large-cap companies. Normally will invest in at least three countries (one of which may be the United States).

ING Partners, Inc. - ING Oppenheimer Strategic Income Portfolio (Adviser Class)	ING Life Insurance and Annuity Company Subadviser: OppenheimerFunds, Inc.

  Seeks a high level of current income principally derived from interest on debt securities. Invests mainly in debt securities of issuers in three market sectors: foreign governments and companies; U.S. government securities; and lower-grade high-yield securities of U.S. and foreign companies. Debt securities typically include short, medium and long-term foreign government and U.S. government bonds and notes; collateralized mortgage obligations; other mortgage-related securities and asset-backed securities; participation interests in loans; "structured" notes; lower-grade, high-yield domestic and foreign corporate debt obligations; and "zero-coupon" or "stripped" securities.

ING Partners, Inc. - ING PIMCO Total Return Portfolio (Adviser Class)	ING Life Insurance and Annuity Company Subadviser: Pacific Investment Management Company LLC

  Seeks maximum total return, consistent with capital preservation and prudent investment management. Invests under normal circumstances at least 65% of net assets plus borrowings for investment purposes in a diversified portfolio of fixed income instruments of varying maturities. Invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by the subadviser to be of comparable quality. May invest up to 30% of assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers.

ING Partners, Inc. - ING Salomon Brothers Aggressive Growth Portfolio (Adviser Class)	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc

  Seeks long-term growth of capital. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of emerging growth companies. May invest in foreign securities (including emerging market securities).

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Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/ Summary of Principal Investments
ING Partners, Inc. - ING Salomon Brothers Large Cap Growth Portfolio (Adviser Class)	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc

  Seeks long-term capital appreciation. Normally invests at least 80% of net assets in equity securities of large-cap companies and related investments. For this 80% policy, large cap companies are considered to be companies with market capitalizations at the time of purchase similar to companies in the Russell 1000 Index. Equity securities include U.S. exchange traded and over-the-counter common stocks, debt securities convertible into equity securities, and warrants and rights relating to equity securities.

ING Partners, Inc. - ING Solution 2015 Portfolio (Adviser Class)	ING Life Insurance and Annuity Company

  Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. Invests in a combination of Underlying Funds which are active and passive U.S. stock, international stock, U.S. bond and other fixed-income investments using asset allocation strategies designed for investors expecting to retire around the year 2015. Subject to SEC approval, may also invest a portion of its assets in insurance company fixed contracts.

ING Partners, Inc. - ING Solution 2025 Portfolio (Adviser Class)	ING Life Insurance and Annuity Company

  Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. Invests in a combination of Underlying Funds which are active and passive U.S. stock, international stock, U.S. bond and other fixed-income investments using asset allocation strategies designed for investors expecting to retire around the year 2025. Subject to SEC approval, may also invest a portion of its assets in insurance company fixed contracts.

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Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/ Summary of Principal Investments
ING Partners, Inc. - ING Solution 2035 Portfolio (Adviser Class)	ING Life Insurance and Annuity Company

  Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. Invests in a combination of Underlying Funds which are active and passive U.S. stock, international stock, U.S. bond and other fixed-income investments using asset allocation strategies designed for investors expecting to retire around the year 2035.

ING Partners, Inc. - ING Solution 2045 Portfolio (Adviser Class)	ING Life Insurance and Annuity Company

  Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. Invests in a combination of Underlying Funds which are active and passive U.S. stock, international stock, U.S. bond and other fixed-income investments using asset allocation strategies designed for investors expecting to retire around the year 2045.

ING Partners, Inc. - ING Solution Income Portfolio (Adviser Class)	ING Life Insurance and Annuity Company

  Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. Invests in a combination of Underlying Funds which are active and passive U.S. stock, international stock, U.S. bond and other fixed-income investments using asset allocation strategies designed for investors expecting to retire soon or are already retired. Subject to SEC approval, may also invest a portion of its assets in insurance company fixed contracts.

ING Partners, Inc. - ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Adviser Class)	ING Life Insurance and Annuity Company Subadviser: T. Rowe Price Associates, Inc.

  Seeks long-term capital appreciation. Normally invests at least 80% of total assets in equity securities of companies having a market capitalization within the range of companies in the Russell MidCap Growth Index or the Standard & Poor's MidCap 400 Index focusing on mid-size companies whose earnings are expected to grow at a rate faster than the average company.

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Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/ Summary of Principal Investments
ING Investors Trust - ING T. Rowe Price Equity Income Portfolio (Adviser Class)	Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc.

  Seeks substantial dividend income as well as long-term growth of capital. Normally invests at least 80% of its assets in common stocks, with 65% in the common stocks of well-established companies paying above-average dividends. May also invest in convertible securities, warrants and preferred stocks, foreign securities, debt securities including high-yield debt securities and future and options.

ING Partners, Inc. - ING T. Rowe Price Growth Equity Portfolio (Adviser Class)	ING Life Insurance and Annuity Company Subadviser: T. Rowe Price Associates, Inc.

  Seeks long-term capital growth, and secondarily, increasing dividend income. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks. Concentrates its investments in growth companies that have the ability to pay increasing dividends through strong cash flows and whose rates of earnings growth are considered above average. May also purchase foreign stocks, hybrid securities, futures and options. Investments in foreign securities are limited to 30% of total assets.

ING Partners, Inc. - ING Van Kampen Comstock Portfolio (Adviser Class)

  ING Life Insurance and Annuity Company

  Subadviser: Van Kampen*

  * Morgan Stanley Investment Management Inc. does business in certain instances (including in its role as subadviser to the Portfolio) under the name "Van Kampen"

  Seeks capital growth and income. Invests in a portfolio of equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks. May invest up to 25% of total assets in securities of foreign issuers and may purchase and sell certain derivative instruments, such as options, futures and options on futures, for various portfolio management purposes.

ING Partners, Inc. - ING Van Kampen Equity and Income Portfolio (Adviser Class)

  ING Life Insurance and Annuity Company

  Subadviser: Van Kampen*

  * Morgan Stanley Investment Management Inc. does business in certain instances (including in its role as subadviser to the Portfolio) under the name "Van Kampen"

  Seeks total return, consisting of long-term capital appreciation and current income. Normally invests at least 80% of net assets (plus any borrowings for investment purposes) in equity and income securities at the time of investment. Normally invests at least 65% of assets in income producing equity instruments (including common stocks, preferred stocks and convertible securities) and investment grade quality debt securities. May invest up to 25% of total assets in securities of foreign issuers. May purchase and sell certain derivative instruments, such as options, futures contracts, and options on futures contracts, for various portfolio management purposes, including to earn income, to facilitate portfolio management and to mitigate risks.

49

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/ Summary of Principal Investments
ING Variable Portfolios, Inc. - ING VP Index Plus LargeCap Portfolio (Class S)	ING Investments, LLC Subadviser: ING Investment Management Co.

  Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P 500 Index. The subadviser's objective is to overweight those stocks in the S&P 500 Index that it believes will outperform the index and underweight (or avoid altogether) those stocks that it believes will underperform the index. May invest in derivatives.

ING Variable Portfolios, Inc. - ING VP Index Plus MidCap Portfolio (Class S)	ING Investments, LLC Subadviser: ING Investment Management Co.

  Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P MidCap 400 Index. The subadviser's objective is to overweight those stocks in the S&P MidCap 400 Index that it believes will outperform the index and underweight (or avoid altogether) those stocks that it believes will underperform the index. May invest in derivatives.

ING Variable Portfolios, Inc. - ING VP Index Plus SmallCap Portfolio (Class S)	ING Investments, LLC Subadviser: ING Investment Management Co.

  Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P SmallCap 600 Index. The subadviser's objective is to overweight those stocks in the S&P SmallCap 600 Index that it believes will outperform the index and underweight (or avoid altogether) those stocks that it believes will underperform the index. May invest in derivatives.

ING Variable Portfolios, Inc. - ING VP International Equity Portfolio (Class S)	ING Investments, LLC Subadviser: ING Investment Management Co.

  Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The Portfolio will not target any given level of current income. Under normal market conditions, invests at least 80% of assets in equity securities. At least 65% of assets will normally be invested in securities principally traded in three or more countries outside of the U.S and countries with emerging securities markets. These securities may include common stocks as well as securities convertible into common stock. May employ hedging strategies to protect it from adverse effects on the U.S. dollar. May invest in derivatives.

50

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/ Summary of Principal Investments
ING Variable Products Trust - ING VP International Value Portfolio (Class S)	ING Investments, LLC Subadviser: ING Investment Management Co.

  Seeks capital appreciation. Under normal conditions, invests at least 65% of net assets in equity securities of issuers located in countries outside of the U.S. Invests primarily in companies with a large market capitalization, but may also invest in mid- and small-sized companies. Generally invests in common and preferred stocks, warrants and convertible securities. May invest in companies located in countries with emerging securities markets when the fund's subadviser believes they present attractive investment opportunities. May invest in government debt securities of developed foreign countries. Also may invest up to 35% of its assets in securities of U.S. issuers, including investment-grade government and corporate debt securities.

ING Variable Products Trust - ING VP MidCap Opportunities Portfolio (Class S)	ING Investments, LLC Subadviser: ING Investment Management Co.

  Seeks long-term capital appreciation. Normally invests at least 80% of assets in the common stocks of mid-sized U.S. companies that the sub-adviser believes have above average prospects for growth. For this Portfolio, mid-size companies are those with market capitalizations that fall within the range of companies in the Russell MidCap Growth Index.

ING Variable Portfolios, Inc. - ING VP Money Market Portfolio (Class I)	ING Investments, LLC Subadviser: ING Investment Management Co.

  Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. Invests in a diversified portfolio of high-quality fixed income securities denominated in U.S. dollars, with short remaining maturities. May invest in certain obligations of foreign banks. There is no guarantee that the ING VP Money Market Subaccount will have a positive or level return.

ING Variable Portfolios, Inc. - ING VP Small Company Portfolio (Class S)	ING Investments, LLC Subadviser: ING Investment Management Co.

  Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities of companies with smaller market capitalizations. Under normal market conditions, invests at least 80% off assets in common stocks of small-capitalization companies. May invest in foreign securities and derivatives.

ING Variable Products Trust - ING VP SmallCap Opportunities Portfolio (Class S)	ING Investments, LLC Subadviser: ING Investment Management Co.

  Seeks long-term capital appreciation. Normally invests at least 80% of assets in the common stock of smaller, lesser-known U.S. companies that the sub-adviser believes have above average prospects for growth. For this Portfolio, smaller companies are those with market capitalizations that fall within the range of companies in the Russell 2000 Growth Index.

51

  STATEMENT OF ADDITIONAL INFORMATION

  VARIABLE ANNUITY ACCOUNT C
  OF
  ING LIFE INSURANCE AND ANNUITY COMPANY

Statement of Additional Information dated ________, 2005 For ING EXPRESS SIMPLE VARIABLE ANNUITY
Individual Variable Multiple Option Annuity Contracts

  This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account C (the ""Separate Account"") dated _______, 2005.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:
ING USFS Customer Service Defined Contribution Administration, TS21 151 Farmington Avenue Hartford, CT 06156-1277
1-800-262-3862
Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information have the same meaning as in the prospectus.
TABLE OF CONTENTS
Page
General Information and History	2
Variable Annuity Account C	3
Offering and Purchase of Contracts	4
Sales Material and Advertising	4
Independent Registered Public Accounting Firm	5
Financial Statements of the Separate Account	S-1
Consolidated Financial Statements of ING Life Insurance and Annuity Company	C-1

GENERAL INFORMATION AND HISTORY

  ING Life Insurance and Annuity Company (the "Company," we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954). As of December 31, 2004, the Company and its subsidiary life company had $53 billion invested through their products, including $34 billion in their separate accounts (of which the Company, or its management affiliates, ING Investment Management Co. and ING Investments, LLC manages or oversees the management of $19 billion). The Company is ranked based on assets among the top 5% of all life and health insurance companies rated by A.M. Best Company as of July 16, 2004. The Company is an indirect subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

  In addition to serving as the principal underwriter and the depositor for the separate account, the Company is a registered investment adviser under the Investment Advisers Act of 1940. We provide investment advice to several of the registered management investment companies offered as variable investment options under the contracts funded by the separate account (see "Variable Annuity Account C" below).

  Other than the mortality and expense risk charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See ""Fees"" in the prospectus.)

  The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

2

VARIABLE ANNUITY ACCOUNT C

  Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitution of available variable investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. The funds currently available under the contract are as follows:

  ING Aeltus Money Market Fund (Class I)

  ING American Century Large Company Value Portfolio (Adviser Class)

  ING American Century Select Portfolio (Adviser Class)

  ING American Century Small Cap Value Portfolio (Adviser Class)

  ING Baron Small Cap Growth Portfolio (Adviser Class)

  ING Fundamental Research Portfolio (Adviser Class)

  ING Goldman Sachs® Core Equity Portfolio (Adviser Class)

  ING JPMorgan Emerging Markets Equity Portfolio (Adviser Class)

  ING JPMorgan Fleming International Portfolio (Adviser Class)

  ING JPMorgan Mid Cap Value Portfolio (Adviser Class)

  ING MFS Capital Opportunities Portfolio (Adviser Class)

  ING MFS Total Return Portfolio (Adviser Class)

  ING Oppenheimer Global Portfolio (Adviser Class)

  ING Oppenheimer Strategic Income Portfolio (Adviser Class)

  ING PIMCO Total Return Portfolio (Adviser Class)

  ING Salomon Brothers Aggressive Growth Porfolio (Adviser Class)

  ING Salomon Brothers Large Cap Growth Portfolio (Adviser Class)

  ING Solution 2015 Portfolio (Adviser Class)

  ING Solution 2025 Portfolio (Adviser Class)

  ING Solution 2035 Portfolio (Adviser Class)

  ING Solution 2045 Portfolio (Adviser Class)

  ING Solution Income Portfolio (Adviser Class)

  ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Adviser Class)

  ING T. Rowe Price Equity Income Portfolio (Adviser Class)

  ING T. Rowe Price Growth Equity Portfolio (Adviser Class)

  ING Van Kampen Comstock Portfolio (Adviser Class)

  ING Van Kampen Equity and Income Portfolio (Adviser Class)

  ING VP Index Plus LargeCap Portfolio (Class S)

  ING VP Index Plus MidCap Portfolio (Class S)

  ING VP Index Plus SmallCap Portfolio (Class S)

  ING VP International Equity Portfolio (Class S)

  ING VP International Value Portfolio (Class S)

  ING VP MidCap Opportunities Portfolio (Class S)

  ING VP Money Market Fund (Class I)

  ING VP Small Company Portfolio (Class S)

  ING VP SmallCap Opportunities Portfolio (Class S)

  Complete descriptions of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

3

OFFERING AND PURCHASE OF CONTRACTS

  The Company''s subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. ING Financial Advisers, LLC''s principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections titled "Contract - Ownership and Rights" and "Your Account Value."

  Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2004, 2003 and 2002 amounted to $33,938,738.36, $32,306,093 and $28,823,475 respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company.

SALES MATERIAL AND ADVERTISING

  We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

  We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

  We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports, such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

4

  We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

  Ernst & Young LLP, 600 Peachtree Street, Suite 2800, Atlanta, GA 30308 is the independent registered public accounting firm for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account''s financial statements.

5

Form No. SAI. ______-05

Item 24. Financial Statements and Exhibits
(a)	Financial Statements:
(1)	Included in Part A:* Condensed Financial Information
(2)	Included in Part B:* Financial Statements of Variable Annuity Account C:
-	Report of Independent Registered Public Accounting Firm
-	Statements of Assets and Liabilities as of December 31, 2004
-	Statements of Operations for the year ended December 31, 2004
-	Statements of Changes in Net Assets for the years ended December 31, 2004 and 2003
-	Notes to Financial Statements
Consolidated Financial Statements of ING Life Insurance and Annuity Company:
-	Report of Independent Registered Public Accounting Firm
-	Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002
-	Consolidated Balance Sheet as of December 31, 2004 and 2003
-	Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2004, 2003 and 2002
-	Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 (Restated) and 2002 (Restated)
-	Notes to Consolidated Financial Statements
* To be filed by amendment
(b)	Exhibits
(1)	Resolution establishing Variable Annuity Account C • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 33-75986), as filed on April 22, 1996.
(2)	Not applicable
(3.1)	Broker-Dealer Agreement • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 8, 1998.
(3.2)

  Alternative Form of Wholesaling Agreement and Related Selling Agreement • Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 33-75986), as filed on April 12, 1996.

(3.3)

  Broker-Dealer Agreement dated June 7, 2000 between Aetna Life Insurance and Annuity Company and Aetna Investment Services, Inc. (AISI) and Letter of Assignment to AISI • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-49176), as filed on November 30, 2000.

(3.4)

  Underwriting Agreement dated November 17, 2000 between Aetna Life Insurance and Annuity Company and Aetna Investment Services, LLC • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-49176), as filed on November 30, 2000.

(4.1)	Form of Fixed Annuity Contract (I-FA-05)
(4.2)	Form of Variable Annuity Contract (I-VA-05)
(4.3)	Form of Endorsement E-403B-05
(4.4)	Form of Endorsement E-IRA-05
(4.5)	Form of Endorsement - E-IRA-Roth-05
(5.1)	ING express Variable Annuity Application*
(6.1)

  Restated Certificate of Incorporation (amended and restated as of January 1, 2002) of ING Life Insurance and Annuity Company • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 33-23376), as filed on March 28, 2002.

(6.2)

  Amended and Restated By-Laws of ING Life Insurance and Annuity Company, effective January 1, 2005 • Incorporated by reference to the ILIAC 10-Q as filed on May 12, 2005 (File No. 033-23376, Accession No. 0001047469-05-014783).

(7)	Not applicable
(8.1)

  Participation Agreement dated as of November 28, 2001 among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company and Aetna Investment Services, LLC • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 33-75962), as filed on April 8, 2002.

(8.2)

  Amendment dated May 1, 2003 between ING Partners, Inc., ING Life Insurance and Annuity Company and ING Financial Advisers, LLC to the Participation Agreement dated as of November 28, 2001 and subsequently amended on March 5, 2002 • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 of Separate Account B of Golden American Life Insurance Company (File No. 333-70600), as filed on June 5, 2003.

(8.3)

  Amendment dated March 5, 2002 between Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002), Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002) and Aetna Investment Services LLC (to be renamed ING Financial Advisers, LLC) to Participation Agreement dated November 28, 2001 • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 33-75962), as filed on April 8, 2002.

(8.4)

  Amendment dated November 1, 2004 to the Participation Agreement between ING Partners, INC., ING Life Insurance and Annuity Company and ING Financial Advisers, LLC dated as of November 28, 2001 and subsequently amended on March 5, 2002 and May 1, 2003 • Incorporated by reference to Post-Effective Amendment No. 39 to Registration Statement on Form N-4 (File No. 33-75962), as filed on December 17, 2004.

(8.5)

  Form of Amendment dated as of April 29, 2005 to the Participation Agreement between ING Partners, Inc., ING Life Insurance and Annuity Company and ING Financial Advisers, LLC dated as of November 28, 2001 and subsequently amended on March 5, 2002, May 1, 2003 and November 1, 2004

(8.6)	Form of Amendment dated as of April29, 2005 to Participation Agreement dated November 28, 2001 and subsequently amended on March 5, 2001, May 1, 2003, November 1, 2004
(8.7)	Form of Amendment dated as of August 31, 2005 to Participation Agreement dated November 28, 2001 and subsequently amended on March 5, 2001, May 1, 2003, November 1, 2004 and April 29, 2005
(8.8)	Shareholder Servicing Agreement (Advisor Class Shares) dated as of November 27, 2001 between Portfolio Partners, Inc. and Aetna Life Insurance and Annuity Company
(8.9)

  Form of Amendment dated April 29, 2005 to the Shareholder Servicing Agreement (Advisor Class Shares) by and between ING Partners, Inc. and ING Life Insurance and Annuity Company dated November 27, 2001, and amended on March 5, 2002

(8.9)

  Fund Participation Agreement dated April 30, 2003 between The GCG Trust (renaming effective May 1, 2003 - ING Investors Trust) ING Life Insurance and Annuity Company and ING Investors Trust • Incorporated by reference to Post-Effective Amendment No. 54 to Registration Statement on Form N-1A (File No. 33-23512), as filed on August 1, 2003.

(8.10)

  Fund Participation Agreement dated as of May 1, 1998 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc. • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 8, 1998.

(8.11)

  Amendment dated November 9, 1998 to Fund Participation Agreement dated as of May 1, 1998 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc. • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998.

(8.12)

  Second Amendment dated December 31, 1999 to Fund Participation Agreement dated as of May 1, 1998 and amended on November 9, 1998 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc. • Incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 16, 2000.

(8.13)

  Third Amendment dated February 11, 2000 to Fund Participation Agreement dated as of May 1, 1998 and amended on November 9, 1998 and December 31, 1999 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc. • Incorporated by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2000.

(8.14)

  Fourth Amendment dated May 1, 2000 to Fund Participation Agreement dated as of May 1, 1998 and amended on November 9, 1998, December 31, 1999 and February 11, 2000 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc. • Incorporated by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2000.

(8.15)

  Fifth Amendment dated February 27, 2001 to Fund Participation Agreement dated as of May 1, 1998 and amended on November 9, 1998, December 31, 1999, February 11, 2000 and May 1, 2000 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc. • Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 13, 2001.

(8.16)

  Sixth Amendment dated as of June 19, 2001 to Fund Participation Agreement dated as of May 1, 1998 and amended on November 9, 1998, December 31, 1999, February 11, 2000, May 1, 2000 and February 27, 2001 among Aetna Life Insurance and Annuity Company, Aeltus Investment Management, Inc. and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund, on behalf of each of its series, Aetna Generations Portfolios, Inc., on behalf of each of its series, and Aetna Variable Portfolios, Inc., on behalf of each of its series • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 33-75988), as filed on April 13, 2004.

(8.17)

  Service Agreement dated as of May 1, 1998 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, and Aetna Variable Portfolios, Inc. on behalf of each of its series • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 8, 1998.

(8.18)

  Amendment dated November 4, 1998 to Service Agreement dated as of May 1, 1998 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998.

(8.19)

  Second Amendment dated February 11, 2000 to Service Agreement dated as of May 1, 1998 and amended on November 4, 1998 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series • Incorporated by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2000.

(8.20)

  Third Amendment dated May 1, 2000 to Service Agreement dated as of May 1, 1998 and amended on November 4, 1998 and February 11, 2000 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series • Incorporated by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2000.

(8.21)

  Fourth Amendment dated as of June 26, 2001 to Service Agreement with Investment Advisor effective as of May 1, 1998, as amended on November 4, 1998, February 11, 2000 and May 1, 2000 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 33-75988), as filed on April 13, 2004.

(8.22)

  Fund Participation Agreement dated as of May 1, 2001 among Pilgrim Variable Products Trust, Aetna Life Insurance and Annuity Company and ING Pilgrim Securities, Inc. • Incorporated by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4 (File No. 333-01107), as filed on July 13, 2001.

(8.23)

  Amendment dated August 30, 2002 between ING Life Insurance and Annuity Company, ING Variable Products Trust (formerly known as Pilgrim Variable Products Trust) and ING Funds Distributor to Fund Participation Agreement dated May 1, 2001 • Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 33-75988), as filed on April 10, 2003.

(8.24)

  Administrative and Shareholder Services Agreement dated April 1, 2001 between ING Funds Services, LLC and ING Life Insurance and Annuity Company (Administrator for ING Variable Products Trust) • Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 33-75988), as filed on April 10, 2003.

(9)	Opinion and Consent of Counsel*
(10)	Consent of Independent Registered Public Accounting Firm*
(11)	Not applicable
(12)	Not applicable
(13.1)	Powers of Attorney - Included on signature page
(13.2)	Authorization for Signatures • Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 33-75986), as filed on April 12, 1996.

  *To be filed by amendment
Item 25. Directors and Officers of the Depositor*
Name and Principal Business Address	Positions and Offices with Depositor
Thomas J. McInerney[1]	Director and Chairman
Kathleen A. Murphy[2]	Director
Catherine H. Smith[2]	Director
Jacques de Vaucleroy[1]	Director and Senior Vice President
David A. Wheat[1]	Director, Senior Vice President and Chief Financial Officer
Brian D. Comer[2]	President
Roger W. Fisher[1]	Senior Vice President and Chief Accounting Officer
Therese M. Squillacote[2]	Vice President and Compliance Officer
Paula Cludray-Engelke[3]	Secretary
*	These individuals may also be directors and/or officers of other affiliates of the Company.
1	The principal business address of these directors and these officers is 5780 Powers Ferry Road, N.W., Atlanta, Georgia 30327.
2	The principal business address of these directors and these officers is 151 Farmington Avenue, Hartford, Connecticut 06156.
3	The principal business address of this officer is 20 Washington Avenue South, Minneapolis, Minnesota 55401.
Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

  Incorporated herein by reference to Item 28 in Post-Effective Amendment No. 9 to Registration Statement on Form N-6 for ReliaStar Life Insurance Company of New York Variable Life Separate Account I (File No. 333-47527), as filed on April 7, 2005.

Item 27. Number of Contract Owners
As of August 31, 2005, there were 602,740 individuals holding interests in variable annuity contracts funded through Variable Annuity Account C of ING Life Insurance and Annuity Company.
Item 28. Indemnification

  Section 33-779 of the Connecticut General Statutes ("CGS") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the CGS. Reference is hereby made to Section 33-771(e) of the CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by the disinterested directors, as defined in Section 33-770(3); (b) by special counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 with Section 33-776 provide that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he is or was a director, officer, employee, or agent of the corporation. Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

  The statute does specifically authorize a corporation to procure indemnification insurance on behalf of an individual who was a director, officer, employee or agent of the corporation. Consistent with the statute, ING Groep N.V. maintains an umbrella insurance policy with an international insurer to cover errors and omissions, directors and officers, employment practices, fiduciary and fidelity. The policy covers ING Groep N.V. and any company in which ING Groep N.V. has controlling interest of 50% or more. This would encompass the principal underwriter as well as the depositor.

  Section 20 of the ING Financial Advisers, LLC Limited Liability Company Agreement provides that ING Financial Advisers, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of ING Financial Advisers, LLC, as long as he acted in good faith on behalf of ING Financial Advisers, LLC and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

Item 29. Principal Underwriter
(a)

  In addition to serving as the principal underwriter for the Registrant, ING Financial Advisers, LLC also acts as the principal underwriter for ING Partners, Inc. (a management investment company registered under the Investment Company Act of 1940 (1940 Act)). Additionally, ING Financial Advisers, LLC acts as the principal underwriter for Variable Life Account B of ING Life Insurance and Annuity Company (ILIAC), Variable Life Account C of ILIAC, Variable Annuity Account B of ILIAC and Variable Annuity Account G of ILIAC (separate accounts of ILIAC registered as unit investment trusts under the 1940 Act). ING Financial Advisers, LLC is also the principal underwriter for (i) Variable Annuity Account I of ING Insurance Company of America (IICA) (a separate account of IICA registered as a unit investment trust under the 1940 Act), (ii) Separate Account N of ReliaStar Life Insurance Company (RLIC) (a separate account of RLIC registered as a unit investment trust under the 1940 Act.), (iii) ReliaStar Select Variable Account of ReliaStar Life Insurance Company (a separate account of RLIC registered as a unit investment trusts under the 1940 Act), (iv) MFS ReliaStar Variable Account (a separate account of RLIC registered as a unit investment trusts under the 1940 Act), (v) Northstar Variable Account (a separate account of RLIC registered as a unit investment trusts under the 1940 Act) (vi) ReliaStar Life Insurance Company of New York Variable Annuity Funds A, B, C (a management investment company registered under the 1940 Act), (vii) ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H, I (a management investment company registered under the 1940 Act), (viii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P, and Q (a management investment company registered under the1940 Act), and (ix) ReliaStar Life Insurance Company of New York Variable Annuity Funds M P (a management investment company registered under the1940 Act).

(b)	The following are the directors and officers of the Principal Underwriter:
Name and Principal Business Address	Positions and Offices with Principal Underwriter
Ronald R. Barhorst 4225 Executive Square La Jolla, California 92037	Director and President
Brian D. Comer[1]	Director and Senior Vice President
William L. Lowe[1]	Director and Senior Vice President
Marie M. Augsberger[1]	Senior Vice President
Boyd G. Combs[2]	Senior Vice President, Tax
William Jasien[3]	Senior Vice President
Louis E. Bachetti 581 Main Street, 4th Fl. Woodbridge, NJ 07095	Senior Vice President
Susan J. Stamm[1]	Chief Financial Officer
Mark Appel 200 North Sepulveda Boulevard El Segundo, California	Vice President
Pamela Mulvey Barcia[1]	Vice President
Robert H. Barley[1]	Vice President
David A. Brounley[1]	Vice President
Anthony V. Camp, Jr.[1]	Vice President
Mary Kathleen Carey-Reid[1]	Vice President
Nancy D. Clifford[1]	Vice President
James Drake 5 Penn Plaza, 11th Floor New York, New York	Vice President
William P. Elmslie New York, New York	Vice President
Joseph J. Elmy[2]	Vice President, Tax
Brian K. Haendiges[1]	Vice President
Bernard P. Heffernon 10740 Nall Ave., Ste. 120 Overland Park, KS 66211	Vice President
David Kelsey[1]	Vice President
Christina Lareau[1]	Vice President
George D. Lessner Richardson, Texas	Vice President
Katherine E. Lewis 2675 N Mayfair Road, Ste. 501 Milwaukee, WI 53226	Vice President
David J. Linney 2900 N. Loop W., Ste. 180 Houston, TX 77092	Vice President
Frederick C. Litow[2]	Vice President
Mark R. Luckinbill 2841 Plaza Place, Ste. 210 Raleigh, NC 27612	Vice President
Richard T. Mason 440 S. Warren St., Ste. 702 Syracuse, NY 13202	Vice President
Kathleen A. Murphy[1]	Vice President
Scott T. Neeb[4]	Vice President
David Pendergrass[2]	Vice President and Treasurer
Ethel Pippin[1]	Vice President
Srinivas D. Reddy[1]	Vice President
Dawn M. Peck[2]	Vice President, Assistant Treasurer and Assistant Secretary
Deborah Rubin[3]	Vice President
Todd Smiser Lisle, Illinois	Vice President
Frank W. Snodgrass 150 4th Ave., N., Ste. 410 Nashville, TN 37219	Vice President
Terran Titus[1]	Vice President
Bess B. Twyman[1]	Vice President
S. Bradford Vaughan, Jr. 601 Union St., Ste. 810 Seattle, WA 98101	Vice President
O. V. Williams 444 Seabreeze Blvd. Daytona Beach, FL 32114	Vice President
Forrest R. Wilson 2202 N. Westshore Blvd. Tampa, Florida 33607	Vice President
Judeen T. Wrinn[1]	Vice President
Therese M. Squillacote[1]	Vice President and Chief Compliance Officer
Paula Cludray-Engelke[5]	Secretary
Diana R. Cavender[5]	Assistant Secretary
Krystal L. Ols[5]	Assistant Secretary
Loralee A. Renelt[5]	Assistant Secretary
Edwina P. J. Steffer[5]	Assistant Secretary
John F. Todd[1]	Assistant Secretary
Glenn A. Black[2]	Tax Officer
Terry L. Owens[2]	Tax Officer
James Taylor[2]	Tax Officer
1	The principal business address of this director and these officers is 151 Farmington Avenue, Hartford, Connecticut 06156.
2	The principal business address of these officers is 5780 Powers Ferry Road, N.W., Atlanta, Georgia 30327.
3	The principal business address of these officers is 12701 Fair Lakes Circle, Suite 470, Fairfax, Virginia 22033.
4	The principal business address of this director and these officers is 6140 Stonehedge Mall Rd., Ste. 375, Pleasanton, California 94588.
5	The principal business address of these officers is 20 Washington Avenue South, Minneapolis, Minnesota 55401.
(c)	Compensation to Principal Underwriter during last fiscal year:
(1)	(2)	(3)	(4)	(5)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation*

ING Financial Advisers, LLC	$33,938,738.36
*

  Reflects compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company during 2004.

Item 30. Location of Accounts and Records

  All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by ING Life Insurance and Annuity Company at 151 Farmington Avenue, Hartford, Connecticut 06156 and at ING Americas at 5780 Powers Ferry Road, Atlanta, Georgia 30327-4390.

Item 31. Management Services
Not applicable
Item 32. Undertakings
Registrant hereby undertakes:
(a)

  to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

(b)

  to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and

(c)	to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

  The Company hereby represents that it is relying upon and complies with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 28, 1988 with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code. See American Counsel of Life Insurance; SEC No-Action Letter, [1988 WL 1235221 *13 (S.E.C.)]

  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  ING Life Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

SIGNATURES

  As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Variable Annuity Account C of ING Life Insurance and Annuity Company, has duly caused this Registration Statement to be signed on its behalf in the City of Hartford, State of Connecticut, on the 18th day of October, 2005.

VARIABLE ANNUITY ACCOUNT C OF ING LIFE INSURANCE AND ANNUITY COMPANY
(Registrant)
	By:	ING LIFE INSURANCE AND ANNUITY COMPANY
(Depositor)
	By:	/s/ Brian Comer

Brian Comer President

  As required by the Securities Act of 1933, and the Investment Company Act of 1940, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints Julie E. Rockmore, Michael A. Pignatella and Neil McMurdie and each of them individually, such person's true and lawful attorneys and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign for such person and in such person's name and capacity indicated below, any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signature as it may be signed by said attorneys to any and all amendments (pre-effective and post-effective amendments).

Signature	Title		Date

/s/ Brian Comer*	Director and President	)

Brian Comer	(principal executive officer))
)
	Director	)	October

Thomas J. McInerney		)	18, 2005
)
/s/ Kathleen A. Murphy*	Director	)

Kathleen A. Murphy		)
)
	Director	)

Catherine H. Smith		)
)
/s/ Jacques de Vacleroy*	Director	)

Jacques de Vaucleroy		)
)
/s/ David A. Wheat*	Director and Chief Financial Officer	)

David A. Wheat		)

/s/ Roger Fisher	Chief Accounting Officer	)

Roger Fisher		)
*MAJORITY OF DIRECTORS
VARIABLE ANNUITY ACCOUNT C Exhibit Index
Exhibit No.	Exhibit

99-B.4.1	Form of Fixed Annuity Contract (I-FA-05)

99-B.4.2	Form of Variable Annuity Contract (I-VA-05)

99-B.4.3	Form of Endorsement E-403B-05

99-B.4.4	Form of Endorsement E-IRA-05

99-B.4.5	Form of Endorsement - E-IRA-Roth-05

99-B.5.1	ING express Variable Annuity Application	*
	(5.1)	Form of ING Express Fixed Annuity Application

99-B.8.6	Form of Amendment dated as of April 29, 2005 to Participation Agreement dated November 28, 2001 and subsequently amended on March 5, 2001, May 1, 2003, November 1, 2004

99-B.8.7	Form of Amendment dated as of August 31, 2005 to Participation Agreement dated November 28, 2001 and subsequently amended on March 5, 2001, May 1, 2003, November 1, 2004 and April 29, 2005

99-B.8.8	Shareholder Servicing Agreement (Advisor Class Shares) dated as of November 27, 2001 between Portfolio Partners, Inc. and Aetna Life Insurance and Annuity Company

99-B.8.9

  Form of Amendment dated April 29, 2005 to the Shareholder Servicing Agreement (Advisor Class Shares) by and between ING Partners, Inc. and ING Life Insurance and Annuity Company dated November 27, 2001, and amended on March 5, 2002

99-B.9	Opinion and Consent of Counsel	*

99-B.10	Consent of Independent Registered Public Accounting Firm	*

99-B.13.1	Powers of Attorney - Included on signature page

* To be filed by amendment